Exhibit 99.1

PRESS RELEASE

Hydrogenics Reports First Quarter 2010 Results

Revenues Climb 60% Sequentially; OnSite Generation Business Unit Returns to Profitability

Mississauga, Ontario. May 12, 2010 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today reported first quarter 2010 results. Results are reported in US dollars and are prepared in accordance with Canadian generally accepted accounting principles.

Financial Highlights

•      Revenues were $6.7 million, an increase of $1.2 million, or 21%, versus the first quarter of 2009 and were up 60% sequentially versus the fourth quarter of 2009, reflecting higher revenues in the Corporation’s OnSite Generation business unit.

•      Order intake was $5.9 million in the first quarter of 2010 compared to $1.0 million in the first quarter of 2009.

•      The Corporation’s OnSite Generation business unit returned to profitability during the quarter.

•      Raised $5.0 million of equity with two institutional investors.

•      EBITDA loss was $3.3 million, a 13% decrease from the first quarter of 2009 and a 19% decrease sequentially from the fourth quarter of 2009, inclusive of a non-cash charge of $1.0 million included in selling, general and administrative expenses associated with our estimate to settle with Alpha Capital Anstalt and Iroquois Master Fund Ltd.

•      Cash and cash equivalents, restricted cash and short-term investments were $13.1 million as at March 31, 2010, a $2.1 million increase from the fourth quarter of 2009 reflecting: (i) $4.6 million of net proceeds from the recently completed equity offering; and (ii) a $2.1 million decrease in non-cash working capital; partially offset by (iii) a $4.6 million net loss inclusive of $1.0 million of non-cash selling, general and administrative expenses.

•               Subsequent to quarter end, the Corporation reached a settlement with American Power Conversion Corporation (“APC”) regarding the previously announced litigation, resulting in a $1.2 million payment to Hydrogenics and the termination of all pending claims.

“This quarter, we accomplished what we said we would – posting revenue growth of 60% sequentially and reducing our EBITDA loss in tandem.  This is good progress supported by gradual recovery in some of our key markets” said Daryl Wilson, President and Chief Executive Officer.  “Our OnSite Generation business has returned to profitability, and we still see a large pipeline of opportunities available going forward.  In addition, our backlog remains steady at around $19 million.  The focus on hydrogen infrastructure and innovation in Germany is emerging as a major catalyst for the industry. Our recent win of a vehicle fueling station in the

Hamburg area is evidence of Hydrogenics strength in this important market.”

Results for the First Quarter of 2010 Compared to the First Quarter of 2009

Revenues increased $1.2 million, or 21%, reflecting higher revenues within the Corporation’s OnSite Generation business unit.

Order intake was $5.9 million, as compared with $1.0 million in the first quarter of 2009, and reflects the receipt of orders for industrial gas applications, a hydrogen fueling station and an order from the Canadian Space Agency for the development of a next generation power system.

Gross profit, expressed as a percentage of revenues, was 18% (30% in the first quarter of 2009) and reflects pricing pressure on orders booked during 2009.

Cash operating costs, a non-GAAP measure defined as selling, general and administrative expenses plus research and product development expenses, net, less stock-based compensation expense, totalled $4.4 million, an 18% decrease from $5.3 million in the first quarter of 2009 reflecting: (i) an $0.8 million decrease in research and product development expenditures attributed to product standardization and continued product cost reduction efforts; and (ii) the results of business streamlining initiatives undertaken in the first quarter of 2009 as well as the absence of the cost of such initiatives, partially offset by; (iii) a non-cash charge of $1.0 million included in selling, general and administrative expenses associated with the Corporation’s estimate to settle with Alpha Capital Anstalt and Iroquois Master Fund Ltd.

Net loss was $3.6 million, a 11% decrease from the first quarter of 2009.

Liquidity

Cash and cash equivalents, restricted cash and short-term investments were $13.1 million as at March 31, 2010, a $2.1 million sequential quarterly increase from the fourth quarter of 2009 reflecting: (i) net proceeds of $4.6 million from the recently completed equity offering; and (ii) a $2.1 million decrease in non-cash working capital; partially offset by (iii) a $4.6 million loss.

Order Backlog

Order backlog as at March 31, 2010 was $18.9 million, as follows (in $ millions):

	Dec. 31, 2009 Backlog	Orders Received	Orders Delivered	Mar. 31, 2010 Backlog

OnSite Generation	$16.4	$3.7	$5.9	$14.2
Power Systems	3.3	2.2	0.8	4.7
Total	$19.7	$5.9	$6.7	$18.9

In addition to the $6.7 million in revenues for the three months ended March 31, 2010, we anticipate delivering and recognizing as revenue the substantial majority of our current backlog in 2010.

Conference Call Details

Hydrogenics will hold a conference call at 10 a.m. ET on May 12, 2010 to review the first quarter 2010 results.  The conference call number is (877) 307-1373.  A live webcast of the call will also be available at www.hydrogenics.com.

The webcast will be archived on the site, and investors will be able to access an encore recording of the conference call for one week by calling (706) 645-9291, conference ID #70726752. The encore recording will be available two hours after the conference call has concluded.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a sustained or broad economic recession, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; inability to obtain shareholder approval to allow an adjustment to the exercise price of our series B warrants; unfavourable outcome of our litigation with Alpha Capital Anstalt; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our identifiable intangible assets and goodwill; failure of a significant market to develop our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Company Contact:

Lawrence Davis, Chief Financial Officer

Hydrogenics Corporation

(905) 361-3633

investors@hydrogenics.com

Investor Relations Contact:

Chris Witty

(646) 438-9385

cwitty@darrowir.com

Hydrogenics Corporation

Interim Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	March 31 2010	December 31 2009

Assets

Current assets
Cash and cash equivalents	$11,242	$9,159
Restricted cash	1,678	1,603
Accounts receivable	3,707	3,685
Grants receivable	562	490
Inventories	8,008	11,746
Prepaid expenses	582	1,270
	25,779	27,953

Restricted cash	227	240
Property, plant and equipment	2,879	3,169
Goodwill	5,144	5,446
	$34,029	$36,808

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$12,916	$14,782
Unearned revenue	3,245	4,546
	16,161	19,328

Shareholders’ Equity
Common shares and warrants	311,638	307,038
Contributed surplus	16,796	16,713
Deficit	(304,371)	(300,795)
Accumulated other comprehensive loss	(6,195)	(5,476)
Total deficit and accumulated other comprehensive loss	(310,566)	(306,271)
	17,868	17,480
	$34,029	$36,808

Hydrogenics Corporation

Interim Consolidated Statements of Operations

(in thousands of US dollars, except for share and per share amounts)

(unaudited)

	Three months ended March 31
	2010	2009

Revenues	$6,726	$5,536

Cost of revenues	5,548	3,905
	1,178	1,631
Operating expenses
Selling, general and administrative	3,546	3,708
Research and product development	908	1,682
Amortization of property, plant and equipment	206	291
	4,660	5,681
Loss from operations	(3,482)	(4,050)

Other income (expenses)
Interest	33	49
Foreign currency gains (losses)	(127)	4
	(94)	53

Loss before income taxes	(3,576)	(3,997)
Current income taxes	—	—
Net loss for the period	$(3,576)	$(3,997)

Net loss per share
Basic and diluted	$(0.87)	$(1.08)

Weighted average number of common shares outstanding	4,124,203	3,696,266

Hydrogenics Corporation

Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

(unaudited)

	Three months ended March 31
	2010	2009

Cash and cash equivalents provided by (used in) Operating activities
Net loss for the period	$(3,576)	$(3,997)
Items not affecting cash
Amortization of property, plant and equipment	266	291
Unrealized foreign exchange (gains) losses	(342)	252
Non-cash selling, general and administrative expenses	(1,000)	—
Stock-based compensation expense	83	90
Net change in non-cash working capital	2,165	(3,665)
	(2,404)	(7,029)

Investing activities
Increase in restricted cash	(62)	(204)
Purchase of property, plant and equipment	(51)	(36)
	(113)	(240)

Financing activities
Deferred research and development grants	—	79
Common shares issued, net of issuance costs	4,600	—
	4,600	79

Increase (decrease) in cash and cash equivalents during the period	2,083	(7,190)

Cash and cash equivalents – Beginning of period	9,159	21,601
Cash and cash equivalents – End of period	$11,242	$14,411